UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-39663

Absolute Software Corporation

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

Suite 1400

Four Bentall Centre, 1055 Dunsmuir Street

Vancouver, British Columbia

V7X 1K8 Canada

(604) 730-9851

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐  Form 20-F                 ☒  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits 99.1, 99.2 and 99.3 of this Form 6-K are hereby filed and incorporated by reference into the registrant’s Registration Statement on Form S-8 (File No. 333-251422) and Registration Statement on Form S-8 (File No. 333-262468).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Absolute Software Corporation

Date: November 8, 2022	By:	/s/ Christy Wyatt
Name: Christy Wyatt
Title: Chief Executive Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Notice of 2022 Annual General Meeting

99.2	Form of Proxy for 2022 Annual General Meeting & Management Information Circular

99.3	2022 Annual General Meeting & Management Information Circular